Via EDGAR
August 7, 2018
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Phillips Edison & Company, Inc. (formerly known as Phillips Edison - ARC Shopping Center REIT Inc.) (the “Company”)
Request to Withdraw Registration Statement on Form S-11
File No. 333-189548
Dear Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Phillips Edison & Company, Inc. (formerly known as Phillips Edison - ARC Shopping Center REIT Inc.) (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-189548), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on June 24, 2013.
The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.
The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.
The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 222 S. Main Street, Suite 1730, Salt Lake City, Utah 84101, facsimile number (801) 521-6952.

U.S. Securities and Exchange Commission
August 7, 2018

If you need any additional information, or if we can be of any further assistance, please contact Andrew Davisson of DLA Piper LLP (US) at (919) 786-2052.

Sincerely,

/s/ Tanya Brady

Tanya Brady
Senior Vice President and General Counsel

cc:     Andrew Davisson, Esq.
DLA Piper LLP (US)